SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 001-33535

Spreadtrum Communications, Inc.
(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1
Lane 2288, Zuchongzhi Road
Zhangjiang, Shanghai 201203
People’s Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes ☐  No ☒

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press Release, dated May 18, 2011, entitled “Spreadtrum Communications Schedules Annual Shareholder Meeting for June 24, 2011”.

Exhibit 99.2:	Press Release, dated May 19, 2011, entitled “Spreadtrum Announces Low Cost Multimedia Mobile Phone Solution”.

Exhibit 99.3:	Press Release, dated May 19, 2011, entitled “Spreadtrum Announces High Performance Multimedia Mobile Phone Solution”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Leo Li
Name: Leo Li Title: Chief Executive Officer

Date:  May 20, 2011

EXHIBIT INDEX

Exhibit                      Description

Exhibit 99.1:	Press Release, dated May 18, 2011, entitled “Spreadtrum Communications Schedules Annual Shareholder Meeting for June 24, 2011”.

Exhibit 99.2:	Press Release, dated May 19, 2011, entitled “Spreadtrum Announces Low Cost Multimedia Mobile Phone Solution”.

Exhibit 99.3:	Press Release, dated May 19, 2011, entitled “Spreadtrum Announces High Performance Multimedia Mobile Phone Solution”.